UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

October 24, 2014

Results of PEMEX1 as of September 30, 20142

Third Quarter	2013	2014		2014
(Jul.-Sep.)	(MXN billion)		Variation	(USD billion)		Highlights
Total Sales	409.3	406.5	-0.7%	30.2	→	Total hydrocarbons production averaged 3.5 MMboed, crude oil production decreased by 4.3%, while natural gas production increased by 1.2%.[3]
Operating Income	192.3	170.1	-11.5%	12.6	→	The average price of the Mexican crude oil basket decreased by 8.4%, from USD 100.53 to USD 92.08.
Net Income (Loss)	(39.2)	(59.8)	-52.5%	(4.4)	→	EBITDA was MXN 238.1 billion (USD 17.7 billion).
Acronyms used: thousand barrels per day (Mbd), million barrels of oil equivalent per day (MMboed), million cubic feet per day (MMcfd), thousand tons (Mt), million tons (MMt).

(1)	Before taxes. Calculated by adding accrued taxes and duties to revenues from operations from the statement of changes in financial position.
(2)	Excludes Financed Public Works Contract Program.
(3)	Includes change of cash effect of MXN 877 million and of MXN (1,583) million due to the Federal Government’s incremental adjustments in equity.

[1]	Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies, altogether “PEMEX”, comprise Mexico’s national oil and gas company. The operating subsidiary entities are Pemex - Exploration and Production, Pemex - Refining, Pemex - Gas and Basic Petrochemicals and Pemex - Petrochemicals. The main subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.
[2]	PEMEX is providing this report to publish its preliminary financial and operational results for the third quarter of 2014. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its third quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on com October 24, 2014. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.
[3]	Excludes nitrogen.

PEMEX

Operating Results

PEMEX
Main Statistics of Production

	Third quarter (Jul.-Sep.)
	2013	2014	Change
Upstream
Total hydrocarbons (Mboed)	3,629	3,538	-2.5%	(91)
Liquid hydrocarbons (Mbd)	2,549	2,441	-4.2%	(108)
Crude oil (Mbd)	2,506	2,398	-4.3%	(108)
Condensates (Mbd)	43.1	43.7	1.4%	0.6
Natural gas (MMcfd)(1)	6,328	6,513	2.9%	185
Downstream
Dry gas from plants (MMcfd)(2)	3,755	3,638	-3.1%	(116)
Natural gas liquids (Mbd)	368	363	-1.4%	(5)
Petroleum products (Mbd)(3)	1,361	1,329	-2.4%	(32)
Petrochemical products (Mt)	1,412	1,244	-11.9%	(168)

(1)    Includes nitrogen.

(2)    Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.

(3)    Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Exploration & Production 3Q14

Crude Oil Production	During the third quarter of 2014, total crude oil production averaged 2,398 Mbd, a 4.3% decrease as compared to the same period of 2013. This variation was primarily due to a 9.4% decrease in the production of heavy crude oil, as a result of an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit, as well as a natural decline in production at the fields of the same business unit.

This decrease was partially offset by:

•    an 1.5%, or 13 Mbd increase in light crude oil production, primarily due to the development of the Tsimín and Onel fields in the Southwestern Marine region, and of the Kambesah field in the Northeastern Marine region. Altogether, these fields reached an average production of 111 Mbd by the end of the third quarter of 2014; and

•    a 2.1%, or 6 Mbd increase in production of extra-light crude oil, primarily due to the initiation of production at the Xux field in the Southwestern Marine region in June 2014. This field operated with 4 wells and contributed an average of 35.1 Mbd to total crude oil production during the third quarter of 2014.

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PEMEX

Crude Oil Production
(Mbd)
2,506
2,523
2,492
2,468
2,398
12%
12%
12%
12%
13%
34%
34%
34%
35%
36%
54%
53%
53%
53%
51%
3Q13
4Q13
1Q14
2Q14
3Q14
Heavy
Light
Extra-light

Crude Oil Production
(Mbd)
24%
76%
Offshore
Onshore

Crude Oil Production by Field
(Mbd)
200
150
100
50
0
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Bedel
Artesa
Gasífero
Kambesah
Chuhuk
Onel
Tsimín
Kuil

Natural Gas Production	During the third quarter of 2014, natural gas production increased by 1.2%,[4] as compared to the same quarter of 2013, primarily as a result of a 5.1% increase in non-associated gas production at the Burgos business unit in the Northern region, and at the Cinco Presidentes business unit in the Southern region.

The increase in natural gas production, was partially offset by a 0.5% decrease in associated gas production, primarily due to:

• an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo business unit in the Southern region; and

• a natural decline in production at the fields of the Abkatún-Pol Chuc business unit in the Southwestern Marine region.

This decline was partially offset by a 129 MMcfd increase in associated gas production during the period at the Cantarell business unit in the Northeastern Marine region.

4	Does not include nitrogen.

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PEMEX

Natural Gas Production
(MMcfd)
5,635
5,754
5,808
5,762
5,701
30%
28%
28%
28%
32%
70%
72%
72%
72%
68%
3Q13
4Q13
1Q14
2Q14
3Q14
Associated
Non-Associated

Natural Gas by Asset
(MMcfd)
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
-
5,701
30%
7%
9%
8%
9%
15%
22%
Other
Cantarell
Abkatún-Pol
Veracruz
Samaria-Lun
Litoral de Ta
Burgos
3Q13
4Q13
1Q14
2Q14
3Q14

Natural Gas Production by
Type of Field
3Q14
42%
58%
Offshore
Onshore

Gas Flaring	During the third quarter of 2014, gas flaring increased by 155 MMcfd, primarily due to delays in scheduled maintenance work on compression equipment located on marine rigs. These delays were caused by bad weather.

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PEMEX

Operational Infrastructure	During the third quarter of 2014, the average number of operating wells totaled 9,450, a 3.9% decrease as compared to the average number of operating wells for the same quarter of 2013.

The completion of wells decreased by 11.5%, from 183 to 162 wells, mainly due to a decrease in the completion of development and exploration wells, as a result of a scheduled reduction of activities at the Aceite Terciario del Golfo and Poza Rica business units in the Northern region and at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units in the Southern region.

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PEMEX

Seismic Information	During the third quarter of 2014, PEMEX acquired 550 km of 2D seismic data, by focusing its two-dimensional acquisition efforts on the Sur de Burgos study.

In addition, PEMEX acquired 16 km2 of 3D seismic data, by focusing its three-dimensional acquisition efforts on the Loma Bonita Ixcatlán study.

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PEMEX

Discoveries	As a result of the exploratory activities carried out during the third quarter of 2014, the Tlacame-1 well confirmed the production potential of extra-heavy crude oil in the Southeastern basin.

In addition, the Santa-Anita 501 and 601 wells have led to a better understanding of shale formations in northeastern Mexico.

PEMEX
Main Discoveries
As of September 30, 2014

Business Unit	Well	Geologic Age	Initial Production		Water Depth	Type of Hydrocarbons
			Oil & Condensates	Gas (MMcfd)	Meters
Burgos	Santa Anita-501	Mid Eocene Queen City	32	5.4		Wet gas
	Santa Anita-601	Mid Eocene Queen City	48	5.3		Gas and condensates
Litoral de Tabasco	Tlacame-1	Later Miocene	4,004	2.0	23.0	Heavy crude oil

Total			4,084	12.7

E&P Projects

Round Zero	On August 13, 2014, the Ministry of Energy announced the results of the process through which the initial allocation of rights to carry out exploration and production activities in Mexico were awarded to PEMEX, commonly referred to as Round Zero. With these assignments, PEMEX is expected to maintain current production levels and have sufficient exploration opportunities to increase its production in the medium-long term. Highlights of the Round Zero results include:

• The Ministry of Energy assigned to PEMEX 83% of Mexico’s total proved and probable (2P) hydrocarbon reserves and 21% of Mexico’s total prospective resources.

• PEMEX obtained 100% of the requested 2P reserves and 68% of the requested prospective resources.

• Most of the resources assigned to PEMEX lie in conventional areas, although PEMEX was also assigned resources in deepwater and non-conventional formations.

•    PEMEX expects to continue to be one of the most cost-effective producers in the industry. Moreover, the company plans to gradually evolve, in line with the industry, to pursue more complex and capital-intensive opportunities.

PEMEX was assigned exploration and production rights corresponding to areas that contain a significant amount of diversified reserves. These reserves are primarily located in the Southeastern basins, an area where PEMEX has already developed great expertise and technology. PEMEX was also assigned resources located in more complex, non-conventional areas, such as shale and deepwater formations. While more complex, these areas offer significant production potential.

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PEMEX

Migration to New Contractual Agreements	Under the new framework established through the Secondary Legislation, PEMEX has identified a set of contracts corresponding to areas assigned to it through Round Zero that will be migrated to adopt new contractual arrangements for exploration and extraction activities. This process will be carried out in two phases:

• Stage One: Existing Financed Public Works Contracts (FPWC) and Integrated E&P Contracts will be modified, without the need for a public bidding process.

•    Stage Two: PEMEX will enter into joint ventures with third parties, referred to as “farm-out” agreements, to explore and develop certain mature fields, extra-heavy crude oil projects and deepwater fields (natural gas and crude oil) assigned to PEMEX through Round Zero.

Both stages are expected to conclude by the end of 2015.

Stage One: Migration of FPWC & Integrated E&P Contracts

Contract	Counterpart	Location
Reynosa-Monterrey	Repsol Exploración México, S.A. de C.V.	Burgos
Cuervito	PTD Servicios Múltiples, S. de R.L. de C.V.	Burgos
Misión	Servicios Múltiples de Burgos, S.A. de C.V.	Burgos
Fronterizo	PTD Servicios Múltiples, S. de R.L. de C.V.	Burgos
Olmos	Lewis Energy México, S. de R.L. de C.V.	Burgos
Pirineo	Monclova Pirineo Gas, S.A. de C.V.	Burgos
Monclova	GPA Energy, S.A. de C.V.	Burgos
Nejo	Iberoamericana de Hidrocarburos, S.A. de C.V	Burgos
Santuario	Petrofac México, S.A. de C.V.	Southern Region
Carrizo	Dowell Schlumberger de México, S.A.	Southern Region
Magallanes	Petrofac México, S.A. de C.V.	Southern Region
Altamira	Compañía Petrolera de Altamira, S.A.P.I. de C.V., Cheiron Holdings Limited	Northern Region
Pánuco	Petro SPM Integrated Services, S.A. de C.V., Dowell Schlumberger de México, S.A. de C.V., Petrofac México, S.A. de C.V.	Northern Region
San Andrés	Oleorey, S.A.de C.V., Monclova Pirineos Gas, S.A. de C.V., Alfasid del Norte, S.A. de C.V.	Northern Region
Tierra Blanca	Petrolíferos Tierra Blanca, S.A. de C.V., Monclova Pirineos Gas, S.A. de C.V., Alfasid del Norte, S.A. de C.V.	Northern Region
Arenque	Petrofac México, S.A. de C.V.	Northern Region
Ébano	DS Servicios Petroleros y D&S Petroleum (Grupo Diavaz)	Northern Region
Soledad	Operaciones Petroleras Soledad, S. de R.L. de C.V. y Petrolite de México, S.A. de C.V. (parte de Baker Hughes Inc.)	Chicontepec
Amatitlán	Petrolera de Amatitlán, S.A.P.I. de C.V. and Vitol Energy Mexico, S. A. de C.V.	Chicontepec
Humapa	Servicios Petroleros Humapa, S. de R.L. de C.V. and Halliburton de México, S. de R.L. de C.V.	Chicontepec
Pitepec	PERFOLATINA, S.A. de C.V. y Constructora and Perforadora Latina, S.A. de C.V.	Chicontepec
Miquetla	Operadora de Campos DWF, S.A. de C.V. (part of Grupo Diavaz)	Chicontepec
Miahuapan	Petrolera Miahuapan, S.A.P.I. de C.V., Vitol Energy México, S.A. de C.V. and GPA Energy, S.A. de C.V.	Chicontepec

Round One	The Ministry of Energy has announced certain of the areas not assigned to PEMEX through Round Zero that may be subject to the competitive bidding process commonly referred to as Round One. These areas are expected to include a wide variety of fields and formations in order to attract interest from as many participants as possible in Mexico’s evolving oil and gas sector. Round One is expected to include 169 blocks, consisting of 109 exploration blocks and 60 production blocks.

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PEMEX

Production and Distribution of Crude Oil	Having identified increases in the difference between the volume of crude oil produced, as measured at the well head, and the volume of crude oil delivered for internal refining and exports, Petróleos Mexicanos, in coordination with the NHC, conducted a study to determine the factors that contributed to these differences and to improve the measurements methods and systems.

Following the completion of this analysis, Petróleos Mexicanos has implemented various corrective actions, such as installing additional measurement systems, recalibrating the existing systems and replacing inadequate systems.

Accommodation Vessel Construction	On August 1, 2014, the keel of the accommodation vessel being built for Petróleos Mexicanos in the Hijos de J. Barreras, S.A. shipyard in Spain was laid. PMI Comercio Internacional is the controlling shareholder of Hijos de J. Barreras, S.A. The vessel is scheduled for delivery in July 2016.

Resumption of Tabasco Well Operations	In August 2014, local communities in the state of Tabasco blocked Petróleos Mexicanos’ wells in the area. Following negotiations, the blockade was removed and Petróleos Mexicanos conducted well revisions, maintenance and reactivation activities to restore the wells’ operation.

Industrial Transformation 3Q14

Crude Oil Processing	During the third quarter of 2014, total crude oil processing decreased by 1.6%, as compared to the same period of 2013, primarily due to:

• scheduled maintenance cycles; and

• non-scheduled maintenance and overhaul works.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 1.8 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

PEMEX’s usage of its primary distillation capacity decreased by 0.9 percentage points, primarily due to maintenance cycles and overhaul projects.

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PEMEX

Production of Petroleum Products	During the third quarter of 2014, total petroleum products output decreased by 2.4% as compared to the same period of 2013, primarily due to a decrease in the amount of crude oil processed during this period.

* Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

Variable Refining Margin	During the third quarter of 2014, PEMEX’s NRS recorded a positive variable refining margin of USD 1.32 per barrel, USD 3.25 per barrel above the margin recorded during the third quarter of 2013. This increase was primarily due to the recovery of international refining margins during the period.

Natural Gas Processing and Production	During the third quarter of 2014, natural gas processing decreased by 2.8%, as compared to the same period of 2013, in response to the decreased availability of wet gas from both the offshore and onshore regions. As a result, dry gas production decreased by 3.1% as compared to same period of 2013. In addition, natural gas liquids production decreased by 1.4% during the period.

Condensates processing increased by 1.3% during the third quarter of 2014 as compared to the same period of 2013, primarily due to an increased supply of condensates from the Northern Region.

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PEMEX

(1)	Includes condensates process.

Petrochemicals Production	During the third quarter of 2014, the production of petrochemical products decreased by 11.9%, or 168 Mt, as compared to the same period of 2013, primarily due to the following:

	•	a 61 Mt decrease in production in the methane derivatives chain, due to decreased output of ammonia, as a result of operating problems and repairs made to plants;

	•	a 13 Mt decrease in production in the ethane derivatives chain, mainly due to the transfer of vinyl chloride and muriatic acid production to the joint venture between Pemex-Petrochemicals and Mexichem S.A.B. de C.V.;

	•	a 76 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of octane gasoline, in response to its higher utilization as an input for processing at the continuous catalytic regeneration (CCR) plant; and

	•	a 26 Mt decrease in production in the aromatics and derivatives chain, due to the fact that during the stabilization stage of the CCR plant in 2013, several tests were carried out with different naphtha, that yielded greater volumes of high octane hydrocarbons.

This decrease was partially offset by a 24 Mt increase in production in the propylene and derivatives chain, due to the stabilization of the acrylonitrile production plant.

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PEMEX

*Includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

Industrial Transformation Projects

“ULS” Diesel	On September 11, 2014, Petróleos Mexicanos entered into five contracts to develop the ultra-low sulfur (ULS) diesel phase of the Clean Fuels Project. These contracts are “Open Book” with a “Cost Plus” option. Additional information regarding these contracts is listed below:

		Estimated
Refinery	Counterpart	Amount (USD Million)	Estimated Due Date
Madero	ICA Fluor Daniel	737.4	February 2018
Minatitlán	Técnicas Reunidas S.A.	567.8	November 2017
Salamanca	Samsung Engineering Co. LTD	359.1	December 2017
Salina Cruz	Foster Wheeler USA Corporation	583.9	October 2017
Tula	ACS/Dragados/ Cobra	560.0	December 2017

It is expected that these contracts will result in: (i) ULS diesel comprising 60% of total diesel consumption in Mexico by the end of 2015; and (ii) full compliance with ultra-low sulfur content specifications set forth in NORMA 086 “Fuel Quality” by the end of 2017.

Fertilizers	On May 30, 2014, Pro-Agroindustria, S.A. de C.V., a PMI Comercio Internacional affiliate, purchased the assets of Agro Nitrogenados, S.A. de C.V. On August 29, 2014, Pro-Agroindustria entered into an engineering, procurement and construction contract under the Open Book contract type with Cobra Instalaciones Mexico. The contract is aimed at rehabilitating the assets acquired from Agro Nitrogenados. Phase I, which will last approximately 15 months, is aimed at beginning operations of first urea production train, which is expected to produce approximately 1.4 tons of urea per day. Phase II, which will last approximately five months upon the conclusion of Phase I, is expected to place into operation the second urea train. Together, these trains are expected to produce approximately 990 annual tons of urea.

The estimated investment in this project, which includes the asset purchase as well as the engineering, procurement and construction relating to the production trains, is approximately USD 450 million.

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PEMEX

PEMEX Gas Stations	On September 17, 2014, Petróleos Mexicanos entered into a collaboration agreement with the National Organization of Oil Retailers (Onexpo) intended to strengthen PEMEX franchises to effectively compete in the new Mexican energy sector. The agreement contemplates training activities, commercial alliances with leading companies and franchise growth planning.

As of September 30, 2014, a total of 10,716 gas stations have been recorded, 300 more than those recorded on December 31, 2013.

Incident at the Madero Refinery	On August 8, 2014, an explosion occurred in the coker plant at the Madero refinery. As a result, four workers lost their lives. PEMEX profoundly regrets the loss of four human lives and the injuries suffered by several workers due to this incident. At the time of the incident, the coker plant was out of operation and undergoing maintenance.

Los Ramones – Phase I	Construction of Phase I of the Los Ramones pipeline project, which runs from the northern border of Mexico to Nuevo León, is on schedule and expected to become operational in December 2014. Phase I involves the construction of a natural gas pipeline measuring 48-inches in diameter and approximately 116.4 kilometers in length that will run from the U.S. border to Los Ramones, Nuevo León. The total investment in Phase I of the project is approximately USD 0.6 billion.

Permittee	IPC Developer	Operator
Gasoductos del Noreste	Bonatti	Gasoductos de Chihuahua S. de R.L. de C.V.

Los Ramones –Phase II	On September 11, 2014, Petróleos Mexicanos announced the construction commencement of Phase II of the Los Ramones pipeline project, which is expected to have a capacity of 1.4 MMMcfd of natural gas and run from the northern part of the country to the central region of Mexico.

Phase II of the project involves the construction of a natural gas pipeline measuring 42 inches in diameter and approximately 740 kilometers in length, which will run through the states of Nuevo León, Tamaulipas, San Luis Potosí, Queretaro and Guanajuato. The total investment in Phase II of the project is approximately USD 2.0 billion. The development and operation of Phase II of the project is divided into two tranches, North and South:

Los Ramones II North

Los Ramones II—North will be approximately 447 kilometers long, and runs from Los Ramones, Nuevo León, to San Luis Potosí, San Luis Potosí.

Permittee	IPC Developer	Operator
TAG Pipelines Norte	Consortium comprised of Arendal, Odebrecht y Techint (AOT)	Gasoductos de Chihuahua S. de R.L. de C.V.

Note: TAG Pipelines Norte is a special-purpose entity created by PMI Holdings, B.V., TAG Pipelines, S. de R.L. de C.V. and Gasoductos de Chihuahua S. de R.L. de C.V.

Los Ramones II South

Los Ramones II—South will be approximately 292 kilometers long and runs from San Luis Potosí, San Luis Potosí, to Apaseo El Alto, Guanajuato.

Permittee	IPC Developer	Operator
TAG Pipelines Sur	ICA Fluor Daniel	GDF Suez Subsidiary

Note: TAG Pipelines Sur is a special-purpose entity company created by PMI Holdings, B.V., TAG Pipelines S. de R.L. de C.V. and México Power and Gas Ventures, B.V.

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PEMEX

Renewal of Minor Fleet	On July 31, 2014, construction of the first of two tugboats to be built in the Servicios Navales e Industriales S.A. de C.V. shipyard in Mazatlán, Sinaloa began. The tugboat is one of the 22 vessels (consisting of 16 tugboats, 3 suppliers, 3 barges) that Petróleos Mexicanos will build, in conjunction with the Ministry of the Navy, to modernize the fleet. This project is expected to involve a total investment of approximately MXN 3.4 billion.

NuStar Energy Partnership	On October 15, 2014, NuStar Energy LP and PMI Comercio Internacional, S.A. de C.V., a subsidiary company of Petróleos Mexicanos, signed a letter of intent to establish a partnership through which they will develop the infrastructure for the development of pipelines to transport liquefied petroleum gas (LPG) and other petroleum products from Mont Belvieu and Corpus Christi, Texas, to Nuevo Laredo and Burgos-Reynosa in Mexico. The pipelines are expected to become operational during the second half of 2016, and will be operated by NuStar Energy LP.

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PEMEX

Financial Results

PEMEX Consolidated Income Statement

	Third quarter (Jul.-Sep.)
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total sales	409,306	406,534	-0.7%	(2,772)	30,216
Domestic sales	232,857	242,874	4.3%	10,017	18,052
Exports	173,789	161,381	-7.1%	(12,408)	11,995
Services income	2,660	2,279	-14.3%	(381)	169
Cost of sales	202,246	204,319	1.0%	2,073	15,186
Gross income	207,060	202,215	-2.3%	(4,845)	15,030
Other revenues (expenses)	17,880	1,518	-91.5%	(16,362)	113
IEPS accrued	22,520	9,815	-56.4%	(12,706)	729
Other	(4,641)	(8,297)	-78.8%	(3,656)	(617)
Transportation and distribution expenses	8,232	7,832	-4.9%	(400)	582
Administrative expenses	24,425	25,814	5.7%	1,389	1,919
Operating income (loss)	192,282	170,086	-11.5%	(22,196)	12,642
Total interest expense	(10,063)	(19,187)	-90.7%	(9,124)	(1,426)
Total interest income	8,349	(725)	-108.7%	(9,075)	54
Foreign exchange profit (loss)	(3,635)	(12,924)	-255.5%	(9,289)	(961)
Profit sharing in non-consolidated subsidiaries and affiliates	(47)	—	100.0%	47	—
Income before taxes and duties	186,886	137,249	-26.6%	(49,637)	10,201
Taxes and duties	226,086	197,044	-12.8%	(29,041)	14,646
Duties over hydrocarbon extraction and other	224,577	198,443	-11.6%	(26,134)	14,750
Oil income tax	(122)	(1,760)	-1341.3%	(1,637)	(131)
Income tax and other	1,631	361	-77.9%	(1,270)	27
Net income (loss)	(39,199)	(59,795)	-52.5%	(20,596)	(4,444)
Other comprehensive results	3,066	2,047	-33.2%	(1,019)	152
Investment in equity securities	2,748	(634)	-123.1%	(3,382)	(47)
Conversion effect	317	2,681	744.5%	2,364	199
Comprehensive income (loss)	(36,134)	(57,748)	-59.8%	(21,614)	(4,292)

Sales	During the third quarter of 2014, total sales decreased by 0.7%, or MXN 2.8 billion, as compared to the same period of 2013, primarily as a result of:

•    a 7.1%, or MXN 12.4 billion decrease in exports, mainly due to a 15.0%, or MXN 21.5 billion decrease in exports of crude oil and condensates. The crude oil price decreased by 8.4%, from USD 100.53 per barrel during the third quarter of 2013 to USD 92.08 per barrel during the same quarter of 2014. In addition, export volumes decreased by 7.6%, from 1,187 Mbd to 1,096 Mbd;

• a 32.9% or MXN 7.4 billion decrease in domestic sales of fuel oil, primarily as a result of a 67 Mbd reduction in sales volume; and

• a 15.9%, or MXN 3.0 billion decrease in domestic sales of natural gas, mainly due to a 14.9% decrease in domestic sales prices despite a 13.7% increase in international reference prices.

This decrease was partially offset by an increase in exports of petroleum products produced at refineries located in Mexico and Deer Park and by an increase in domestic sales of gasoline and diesel.[5]

[5]	Sales of gasoline and diesel increased by 8.9%, or MXN 13.8 billion. Including the accrued amount of IEPS credit (Special Tax on Production and Services), domestic sales of gasoline and diesel recorded a 0.6% or MXN 1.1 billion increase.

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Gross & Operating Income

During the third quarter of 2014, gross income decreased by 2.3%, or MXN 4.8 billion, as compared to the same period of 2013, primarily due to:

•    a 1.0%, or MXN 2.1 billion increase in cost of sales, due to an increase in the costs associated with in freight and insurance, as a result of a reclassification of administrative expenses to cost of sales. In addition, purchases for resale also increased due to higher import volumes of gasoline, diesel, liquefied petroleum gas (LPG) and jet fuel, as well as an increase in LPG prices.

In addition, operating income decreased by 11.5%, or MXN 22.2 billion, amounting to MXN 170.1 billion during the period, primarily due to:

•    a 3.0%, or MXN 1.0 billion increase in distribution, transportation and sales expenses, together with administrative expenses, mainly due to an increase in the net cost of employee benefits; and

•    a 91.5%, or MXN 16.4 billion decrease in other revenues, primarily as a result of a MXN 12.7 billion decrease in the accrued amount of IEPS credit,[6] as well as the recognition of impairment charges of MXN 6.2 billion related to the Burgos business unit.

During the third quarter of 2014, the net cost of employee benefits recorded under cost of sales and general expenses decreased by 3.7%, primarily due to a fluctuation in the discount rate from 6.90% in 2013 to 8.45% in 2014. Depreciation and amortization increased by 0.1% during the period.

Composition of Net Income (Loss)

During the third quarter of 2014, PEMEX recorded a net loss of MXN 59.8 billion, primarily as a result of:

•    operating income of MXN 170.1 billion;

•    net interest expense of MXN 19.9 billion;

•    a foreign exchange loss of MXN 12.9 billion; and

•    taxes and duties of MXN 197.0 billion.

During the third quarter of 2014, the ratio of taxes and duties paid to income before taxes and duties was 143.6%, and the ratio of taxes and duties paid to operating income was 115.8%.

[6]	The IEPS credit has decreased as domestic gasoline prices and reference prices of regular gasoline in the U.S. Gulf of Mexico have converged.

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Evolution of Net Income (Loss)

The increase in net loss during the third quarter of 2014 is primarily explained by:

•    an 11.5%, or MXN 22.2 billion decrease in operating income;

•    an MXN 18.2 billion increase in net interest expense, due to a MXN 16.2 billion rise in costs associated to financial derivatives, mainly due to the depreciation of the euro against the U.S. dollar;

•    a MXN 9.3 billion foreign exchange negative variation, as a result of a 3.1% depreciation of the Mexican peso relative to the U.S. dollar during the third quarter of 2014, as compared to a 0.1% depreciation of the Mexican peso relative to the U.S. dollar during the same period of 2013; and

•    a 12.8%, or MXN 29.0 billion decrease in taxes and duties, due to a decline in production and in the Mexican crude oil basket.

As a result, net loss increased by MXN 20.6 billion during the third quarter of 2014, as compared to the same period of 2013.

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(1)	Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others.

Comprehensive Income (Loss)

During the third quarter of 2014, other comprehensive results decreased by MXN 1.0 billion, primarily due to a MXN 3.4 billion decrease in the valuation of investments available for sale, resulting from the sale Repsol shares in June 2014.

The previous was partially offset by a MXN 2.4 billion positive effect related to converting the results of consolidated subsidiary companies that have a functional currency other than the Mexican peso (generally the U.S. dollar).

As a result of the above, the comprehensive loss amounted to MXN 57.7 billion.

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Consolidated Balance Sheet as of September 30, 2014

PEMEX Consolidated Balance Sheet

	As of December 31,	As of September 30,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total assets	2,047,390	2,076,700	1.4%	29,310	154,354
Current assets	266,914	277,241	3.9%	10,327	20,606
Cash and cash equivalents	80,746	98,188	21.6%	17,442	7,298
Accounts, notes receivable and other	122,512	127,879	4.4%	5,367	9,505
Inventories	56,914	49,274	-13.4%	(7,641)	3,662
Derivative financial instruments	6,742	1,900	-71.8%	(4,841)	141
Investments available for sale	17,729	6,275	-64.6%	(11,453)	466
Permanent investment in shares of associates	16,780	21,448	27.8%	4,669	1,594
Property, plant and equipment	1,721,579	1,746,347	1.4%	24,768	129,800
Deferred taxes	2,493	1,511	-39.4%	(982)	112
Restricted cash	7,702	6,295	-18.3%	(1,407)	468
Other assets	14,195	17,582	23.9%	3,388	1,307
Total liabilities	2,232,637	2,408,815	7.9%	176,178	179,039
Current liabilities	259,191	263,757	1.8%	4,566	19,604
Short-term debt	90,677	128,103	41.3%	37,426	9,521
Suppliers	106,745	62,224	-41.7%	(44,521)	4,625
Accounts and accrued expenses payable	14,195	15,774	11.1%	1,579	1,172
Financial Instruments	6,284	11,628	85.0%	5,343	864
Taxes and duties payable	41,289	46,028	11.5%	4,738	3,421
Long-term liabilities	1,973,446	2,145,059	8.7%	171,612	159,435
Long-term debt	750,563	867,482	15.6%	116,918	64,477
Employee benefits	1,119,208	1,173,886	4.9%	54,678	87,251
Provision for diverse credits	69,209	72,265	4.4%	3,056	5,371
Other liabilities	7,406	6,470	-12.6%	(935)	481
Deferred taxes	27,060	24,955	-7.8%	(2,104)	1,855
Total equity	(185,247)	(332,115)	79.3%	(146,868)	(24,685)
Holding	(185,751)	(332,421)	79.0%	(146,670)	(24,708)
Certificates of contribution “A”	114,605	114,605	0.0%	—	8,518
Federal Government Contributions	115,314	113,731	-1.4%	(1,583)	8,453
Legal Reserve	1,002	1,002	0.0%	—	74
Comprehensive accumulated results	(129,066)	(126,393)	-2.1%	2,672	(9,394)
Retained earnings (accumulated losses)	(287,606)	(435,365)	51.4%	(147,759)	(32,359)
From prior years	(117,740)	(287,606)	144.3%	(169,866)	(21,377)
For the year	(169,866)	(147,759)	-13.0%	22,106	(10,982)
Participation of non-holding entities	504	306	-39.3%	(198)	23
Total liabilities and equity	2,047,390	2,076,700	1.4%	29,310	154,354

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Working Capital	As of September 30, 2014, working capital totaled MXN 13.5 billion, primarily as a result of a MXN 17.4 billion increase in cash and cash equivalents.

Debt	Total debt increased by 18.3%, to MXN 995.6 billion (USD 74.0 billion), primarily due to the financing activities carried out during the period.

During the first nine months of 2014, Petróleos Mexicanos and PMI’s7 total financing activities amounted to MXN 231.0 billion (USD 17.2 billion). Total debt payments made during the period amounted to MXN 89.2 billion (USD 6.6 billion).

PEMEX’s financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

1)	Includes Finance Public Works Contracts Program.
2)	Includes accrued interests and amortized cost.

[7]	Refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V. and Pemex Finance Ltd.

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Debt Exposure as of September 30, 2014

By currency
0.0%
1.1%
22.3%
76.6%
U.S. dollars
Mexican pesos
Euros
Others
By rate
26.3%
73.7%
Fixed
Floating

Average Life (years)

Average 6.1
Other Currencies
0.3
MXP
2.8
USD
6.8
As of September 30, 2013
Average 5.1
Other Currencies
0.0
MXP
3.0
USD
5.6
As of September 30, 2014

Investment Activities

Activity as of 3Q14	During the first nine months of 2014, PEMEX spent MXN 271.6 billion on investment activities, which represents 76.0% of the total investment activities of MXN 357.5 billion that are scheduled for the year. These investments were allocated as follows:

• MXN 236.6 billion to Pemex-Exploration and Production,[8] MXN 29.8 billion of which were allocated to exploration;

• MXN 25.7 billion to Pemex-Refining;

• MXN 4.5 billion to Pemex-Gas and Basic Petrochemicals;

• MXN 2.7 billion to Pemex-Petrochemicals; and

• MXN 2.2 billion to Petróleos Mexicanos Corporate.

[8]	Includes maintenance expenditures.

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Financing Activities

Financial Markets	On September 11, 2014, Petróleos Mexicanos issued the following series of its Certificados Bursátiles for an aggregate amount of MXN 30 billion in reopenings of PEMEX 13, PEMEX13-2 and PEMEX 14U:

• MXN 5 billion due 2019, at 28 days floating TIIE (Mexican Interbank Interest Rate) plus 6 basis points;

• MXN 20 billion due 2024, at 7.19%; and

• the equivalent of MXN 5 billion denominated in UDIs (Investment Units) due 2025, at 3.94%.

On October 14 and 20, 2014, Petróleos Mexicanos issued bonds for an aggregate amount of USD 1 billion due 2025. These bonds, which are further described below, are guaranteed by the US Export-Import Bank:

• USD 500 million amortized quarterly at 3-month LIBOR plus 35 basis points; and

• USD 500 million amortized semiannually at 2.378%.

On October 15, 2014, Petróleos Mexicanos issued the following bonds for an aggregate amount of USD 2.5 billion:

• USD 1 billion due 2025 at 4.250%; and

• USD 1.5 billion due 2044 at 5.50%; this issuance represents the reopening of the bonds originally issued in June 2012 and reopened for the first time in October 2012.

Bank Loans	During the third quarter of 2014, PEMEX entered into a 10-year syndicated credit line for MXN30 billion at a rate of TIIE 91 plus 95 basis points.

COPF	During the third quarter of 2014, PEMEX obtained USD 23.8 million through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production (PEP).

Liquidity Management	As of September 30, 2014, PEMEX holds liquidity management credit lines for USD 2.5 billion and MXN 3.5 billion. As of June 30, 2014, PEMEX had borrowed the full amount available under the USD 2.5 billion credit line.

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PEMEX Consolidated Statements of Cash Flows

	As of September 30,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Operating Activities
Net income (loss)	(92,584)	(147,966)	-59.8%	(55,382)	(10,998)
Items related to investing activities	122,686	139,270	13.5%	16,584	10,351
Depreciation and amortization	111,906	111,586	-0.3%	(320)	8,294
Impairment of properties, plant and equipment	—	14,887	0.0%	14,887	1,107
Unsuccessful wells	8,437	9,376	11.1%	939	697
Retirement of property, plant and equipment	5,429	4,697	-13.5%	(732)	349
Profit (loss) from sale of fixed asset	(2,354)	—	100.0%	2,354	—
Realized profit (loss) by investments in equity securities	(129)	189	246.1%	318	14
Profit sharing in non-consolidated subsidiaries and affiliates	155	(1,905)	-1332.8%	(2,059)	(142)
Dividends received	(914)	(504)	44.8%	410	(37)
Effects of net present value of reserve for well abandonment	157	945	503.0%	788	70
Activities related to financing activities	26,266	45,282	72.4%	19,016	3,366
Amortization of primes, discounts, profits and debt issuance expenses	(502)	122	124.3%	623	9
Interest expense (income)	28,266	33,490	18.5%	5,224	2,489
Unrealized loss (gain) from foreign exchange fluctuations	(1,499)	11,670	878.7%	13,169	867
Subtotal	56,368	36,585	-35.1%	(19,782)	2,719
Funds provided by (used in) operating activities	83,950	18,627	-77.8%	(65,323)	1,384
Financial instruments for negotiation	(439)	10,185	2418.6%	10,624	757
Accounts and notes receivable	10,052	(3,792)	-137.7%	(13,845)	(282)
Inventories	17,705	7,641	-56.8%	(10,064)	568
Other assets	(9,771)	(11,951)	-22.3%	(2,180)	(888)
Accounts payable and accrued expenses	2,120	1,579	-25.5%	(540)	117
Taxes paid	8,310	4,738	-43.0%	(3,572)	352
Suppliers	(5,935)	(44,521)	-650.2%	(38,587)	(3,309)
Provision for diverse credits	4,018	1,176	-70.7%	(2,842)	87
Employees benefits	58,984	54,696	-7.3%	(4,288)	4,065
Deferred taxes	(1,093)	(1,123)	-2.7%	(29)	(83)
Net cash flow from operating activities	140,318	55,212	-60.7%	(85,106)	4,104
Investing activities
Acquisition of property, plant and equipment	(140,719)	(152,730)	-8.5%	(12,012)	(11,352)
Exploration expenses	(630)	(812)	-28.9%	(182)	(60)
Investment in securities	(208)	(2,448)	-1074.6%	(2,239)	(182)
Dividends received	—	336	0.0%	336	25
Equity securities	2,870	12,735	343.8%	9,865	947
Net cash flow from investing activities	(138,688)	(142,919)	-3.1%	(4,231)	(10,623)
Cash needs related to financing activities	1,630	(87,707)	-5479.5%	(89,337)	(6,519)
Financing activities	—	—	0.0%	—	—
Increase of contributions from the Federal Government	1,210	2,000	65.2%	790	149
Decrease of contributions from the Federal Government	—	(3,583)	0.0%	(3,583)	(266)
Loans obtained from financial institutions	178,796	227,801	27.4%	49,005	16,932
Amortization of loans	(159,354)	(89,191)	44.0%	70,164	(6,629)
Interest paid	(27,570)	(32,756)	-18.8%	(5,186)	(2,435)
Net cash flow from financing activities	(6,918)	104,271	1607.3%	111,189	7,750
Net Increase (decrease) in cash and cash equivalents	(5,287)	16,565	413.3%	21,852	1,231
Effect of change in cash value	154	877	468.2%	723	65
Cash and cash equiv . at the beginning of the period	119,235	80,746	-32.3%	(38,489)	6,002
Cash and cash equivalents at the end of the period	114,102	98,188	-13.9%	(15,914)	7,298

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Other Relevant Information

Secondary Legislation	On August 11, 2014, President Peña Nieto signed into law the secondary legislation related to energy matters or to the Energy Reform Decree, which was enacted on December 20, 2013. Among the key features of the Secondary Legislation that relate to PEMEX’s operations are the following:

E&P

•    The technical terms of E&P contractual arrangements will be defined by the Ministry of Energy, through the technical assistance of the National Hydrocarbons Commission (CNH). The economic terms will be determined by the Ministry of Finance.

•    All duties and royalties that the Mexican government derives from exploration and production activities will be managed by the Mexican Petroleum Fund for Stabilization and Development. The Income Tax and Hydrocarbons Exploration and Extraction Tax will be paid to the Ministry of Finance.

•    The sum of all assignments and contracts for the exploration and extraction of hydrocarbons in Mexico, other than deepwater activities, must have, on average, a minimum national content of 35% by 2025. This average minimum content level is expected to be reached gradually over time in order to prevent any disruptions or inefficiencies in the process of transitioning to the new legal framework for the Mexican energy sector.

Industrial Transformation

• Downstream and midstream activities will be administered through permits granted by the Ministry of Energy and/or the Regulatory Energy Commission (CRE).

New Board of Directors	On October 7, 2014, the new Board of Directors of Petróleos Mexicanos was formally appointed. The Board of Directors consists of the following members:

i) the Ministry of Energy, who presides the Board and has the casting vote;

ii) the Ministry of Finance;

iii) the following five independent members, who were appointed by President Peña Nieto and ratified by the Senate:

• Alberto Tiburcio Celorio (2-year term),

• Octavio Francisco Pastrana Pastrana (3-year term),

• Jorge José Borja Navarrete (4-year term),

• Jaime Lomelín Guillén (5-year term),

• Carlos Elizondo Mayer-Serra (6-year term); and

iv) the following three representatives of the Mexican government, who were appointed by President Peña Nieto:

• Juan José Guerra Abud (Ministry of the Environment and Natural Resources)

• Ildefonso Guajardo Villarreal (Ministry of Economy), and

• María de Lourdes Melgar Palacios (Undersecretary of Hydrocarbons of the Ministry of Energy).

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Committees	On October 14, 2014, the Board of Directors approved the formation of the following committees and appointed the following members:

	Audit	Human Resources and Remuneration	Strategy and Investments	Acquisitions, Leasing, Public Works and Services
	Alberto Tiburcio Celorio—President	Carlos Elizondo Mayer-Serra—President	Jaime Lomelín Guillén—President	Jorge José Borja Navarrete—President

	Octavio Francisco Pastrana Pastrana	Octavio Francisco Pastrana Pastrana	Carlos Elizondo Mayer- Serra	Jaime Lomelín Guillén

	Jorge José Borja Navarrete	Luis Videgaray Caso	Pedro Joaquín Coldwell	Pedro Joaquín Coldwell

		Ildefonso Guajardo Villarreal	Luis Videgaray Caso	Luis Videgaray Caso

		Juan José Guerra Abud	Ildefonso Guajardo Villarreal	Juan José Guerra Abud

New Corporate Structure	Emilio Lozoya Austin, Chief Executive Officer of Petróleos Mexicanos, expects to present a proposal for the corporate reorganization of PEMEX to the Board of Directors on November 18, 2014.

Petróleos Mexicanos Corporate College	On September 12, 2014, construction of the Training Center of the Petróleos Mexicanos Corporate College began in Querétaro. Total investment is expected to total approximately MXN 2.5 billion. This project reflects PEMEX’s commitment on developing its human capital, which is an essential component on becoming a state productive enterprise.

Academic Agreements	On October 14, 2014, agreements were signed between the Ministry of Public Education, the General Coordination of Technical and Polytechnic Universities, Mexico’s National Institute of Technology and Petróleos Mexicanos for the development of: (i) scientific and technological research and (ii) specialization programs and professional continuing education programs focused on the energy sector.

MOUs	The following table sets forth a brief description of the memoranda of understanding and collaborations recently entered into by Petróleos Mexicanos:

	Counterpart	Date	Purpose
	Petronas	September 25 and 26, 2014 (World National Oil Companies Congress Americas)	• Analyze business opportunities in deepwater, mature fields, heavy and extra-heavy crude oil and natural gas infrastructure.
• Exchange best practices in sustainable development and environmental protection.
	Petronas- YPF		Exchange best practices in exploration and production activities.
BHP
ONGC
	ExxonMobil	October 2, 2014	• Analyze business opportunities in exploration, production and industrial transformation processes. • Exchange best practices in human capital development and industrial safety.
	Pacific Rubiales Energy	October 17, 2014	• Analyze collaboration alternatives in exploration and production activities, hydrocarbons transportation, generation of electricity, and training, among others.
• Exchange industrial safety and health-at-work experiences.

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“SCADA” Automated System	Between 2014 and 2016, Petróleos Mexicanos is expected to invest USD 282 million in the Supervisory, Control and Data Acquisition (SCADA) automated measurement system, which is designed to detect any drop in pipeline pressure in order to identify and prevent illegal pipeline taps. This investment will facilitate automated monitoring of over 35,000 kilometers of pipelines.

Fuel Donations to Baja California Sur	On September 18, 2014, Petróleos Mexicanos donated 2.5 million liters of fuel (of which half was Magna grade gasoline and half was diesel) to the government of Baja California Sur. This donation was made to support the operation of the vehicles and machinery needed to rebuild the transportation infrastructure of the municipalities affected by hurricane Odile.

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PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call at (52 55) 1944 9700, (52 55) 1944 9702, (52 55) 1944 8015 or send an email to ri@pemex.com.

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Rolando Galindo Galvez	Celina Torres Uribe	David Ocañas Jasso	Julio Valle Pereña

rolando.galindo@pemex.com	celina.torres@pemex.com	david.ocanas@pemex.com	julio.alberto.valle@pemex.com

Ana Lourdes Benavides Escobar	Mariana López Martínez	Alejandro López Mendoza

ana.lourdes.benavides@pemex.com	mariana.lopezm@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012.

Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos’ 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV). EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at September 30, 2014, of MXN 13.4541 = USD 1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006 and until December 31, 2014, PEP has been subject to a new fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities is governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties under this fiscal regime.

The Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX has acted as an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX has retained the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the “final price” is lower than the “producer price”, the SHCP has credited to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette on August 11, 2014, the CNH will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.

As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues, and
•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition, including on our ability to hire and retain skilled personnel;
•	limitations on our access to sources of financing on competitive terms;
•	our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop them;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy
•	significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform (as described in our most recent Annual Report and Form 20-F);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

PEMEX Results Report as of September 30, 2014		28 / 28
www.pemex.com

Annexes

PEMEX Main Statistics of Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Upstream
Total hydrocarbons (Mboed)	3,629	3,538	-2.5%	(91)	3,648	3,597	-1.4%	(50)
Liquid hydrocarbons (Mbd)	2,549	2,441	-4.2%	(108)	2,563	2,496	-2.6%	(67)
Crude oil (Mbd)	2,506	2,398	-4.3%	(108)	2,522	2,452	-2.8%	(70)
Condensates (Mbd)	43.1	43.7	1.4%	0.6	41.1	43.8	6.4%	2.6
Natural gas (MMcfd)(1)	6,328	6,513	2.9%	185	6,355	6,520	2.6%	165
Downstream
Dry gas from plants (MMcfd) (2)	3,755	3,638	-3.1%	(116)	3,705	3,634	-1.9%	(71)
Natural gas liquids (Mbd)	368	363	-1.4%	(5)	361	366	1.5%	5
Petroleum products (Mbd)(3)	1,361	1,329	-2.4%	(32)	1,402	1,353	-3.5%	(49)
Petrochemical products (Mt)	1,412	1,244	-11.9%	(168)	4,164	4,013	-3.6%	(152)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX Crude Oil Production by Type

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Crude Oil (Mbd)	2,506	2,398	-4.3%	(108)	2,522	2,452	-2.8%	(70)
Heavy	1,360	1,233	-9.4%	(127)	1,371	1,284	-6.3%	(87)
Light	846	859	1.5%	13	841	862	2.4%	20
Extra-light	300	306	2.1%	6	310	306	-1.1%	(3)
Offshore Crude Oil / Total	75.7%	76.3%			75.1%	75.7%

PEMEX Preliminary Results as of September 30, 2014		1 / 20
www.pemex.com

PEMEX

PEMEX Crude Oil Production by Asset

	2010	2011	2012					2013				2014
			1Q	2Q	3Q	4Q		1Q	2Q	3Q	4Q	1Q	2Q	3Q
						(Mbd	)
Total	2,577	2,553	2,540	2,545	2,546	2,561		2,544	2,516	2,506	2,523	2,492	2,468	2,398
Northeastern Marine Region	1,397	1,343	1,305	1,314	1,313	1,304		1,305	1,314	1,302	1,294	1,274	1,252	1,207
Cantarell	558	501	455	453	460	449		446	445	443	426	414	397	358
Ku-Maloob-Zaap	839	842	850	861	854	855		859	869	859	868	860	855	850
Southwestern Marine Region	544	561	583	582	586	591		586	581	595	608	604	610	622
Abkatún-Pol Chuc	296	276	264	258	269	275		281	288	299	306	300	296	292
Litoral de Tabasco	248	284	319	324	317	317		305	293	296	303	304	314	331
Southern Region	532	531	517	505	499	512		498	474	468	484	479	476	448
Cinco Presidentes	72	83	93	94	97	100		96	91	92	94	93	92	85
Bellota-Jujo	160	143	132	130	129	131		132	132	133	139	131	131	125
Macuspana-Muspac(1)	82	81	76	74	76	80		81	80	80	83	84	82	78
Samaria-Luna	218	223	216	207	196	201		190	170	163	168	171	171	160
Northern Region	104	119	136	143	148	154		155	146	142	137	133	130	120
Burgos	1	3	4	5	5	6		7	7	8	9	10	10	N/D
Poza Rica-Altamira	57	60	65	68	69	69		66	63	60	58	58	60	61
Aceite Terciario del Golfo(2)	41	53	64	67	69	74		74	67	63	60	54	49	47
Veracruz	5	3	3	3	4	5		8	9	10	10	11	11	12

(1)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Natural Gas Production and Gas Flaring

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Total (MMcfd)(1)	5,635	5,701	1.2%	67	5,654	5,757	1.8%	103
Associated	3,918	3,898	-0.5%	(20)	3,849	4,076	5.9%	227
Non-associated	1,717	1,803	5.1%	87	1,804	1,681	-6.9%	(124)
Natural gas flaring (MMcfd)	121	276	127.9%	155	105	227	115.9%	122
Gas flaring / total	2.1%	4.8%			1.9%	3.9%

(1)	Does not include nitrogen.

PEMEX Preliminary Results as of September 30, 2014		2 / 20
www.pemex.com

PEMEX

PEMEX Natural Gas Production by Asset

	2010	2011		2012				2013				2014
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(MMcfd)

Total (1)	7,020	6,594	6,380	6,418	6,378	6,363	6,463	6,275	6,328	6,416	6,522	6,524	6,513
Northeastern Marine Region	1,584	1,406	1,295	1,339	1,354	1,346	1,356	1,386	1,425	1,480	1,601	1,674	1,706
Cantarell	1,252	1,075	978	1,004	1,018	1,017	1,014	1,007	1,006	1,001	1,075	1,117	1,116
Ku-Maloob-Zaap	332	331	317	335	336	330	342	379	418	479	526	557	590
Southwestern Marine Region	1,172	1,208	1,210	1,223	1,263	1,341	1,308	1,289	1,313	1,397	1,425	1,378	1,372
Abkatún-Pol Chuc	594	559	494	503	543	555	560	571	580	606	610	585	507
Litoral Tabasco	578	649	716	720	720	786	748	718	733	790	815	793	865
Southern Region	1,765	1,692	1,661	1,660	1,664	1,625	1,596	1,516	1,562	1,608	1,599	1,563	1,488
Cinco Presidentes	105	117	117	115	115	119	120	126	134	137	151	148	148
Bellota-Jujo	306	288	293	302	302	293	309	308	326	334	302	295	284
Macuspana-Muspac(2)	580	572	550	540	545	537	528	509	497	526	517	503	480
Samaria-Luna	774	716	702	703	703	676	639	572	604	611	629	617	576
Northern Region	2,500	2,288	2,214	2,196	2,097	2,051	2,203	2,083	2,029	1,931	1,897	1,909	1,948
Burgos	1,478	1,344	1,313	1,314	1,243	1,208	1,377	1,309	1,264	1,199	1,191	1,205	1,229
Poza Rica-Altamira	117	115	118	123	119	119	112	107	117	114	110	101	102
Aceite Terciario del Golfo(3)	85	112	142	154	151	149	168	171	168	161	154	149	148
Veracruz	819	717	641	606	584	574	546	496	480	457	442	454	469

Nitrogen
Southern Region	106	96	106	111	109	102	85	84	99	84	89	116	122
Bellota-Jujo	46.5521	33	34	36	36	33	24	20	28	21	26	54	64
Samaria-Luna	59.2997	63	72	75	73	69	62	64	71	62	63	62	58
Northeastern Marine Region	577	585	533	632	643	598	609	632	594	577	625	646	689
Cantarell	577	585	533	632	643	598	609	632	594	577	625	646	689

(1)	Includesnitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(3)	The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Seismic Information

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
2D (km)	864	550	-36.4%	(314)	2,512	2,287	-9.0%	(225)
3D (km2)	2,596	16	-99.4%	(2,580)	12,178	6,019	-50.6%	(6,159)

PEMEX Preliminary Results as of September 30, 2014		3 / 20
www.pemex.com

PEMEX

PEMEX Operating Offshore Platforms

	As of September 30,
	2013	2014	Change
Offshore platforms	251	258	2.8%	7
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	169	174	3.0%	5
Production	25	26	4.0%	1
Telecommunications	6	7	16.7%	1
Treatment and pumping	1	1	—	—
Housing	24	24	—	—

PEMEX Drilled and Operating Wells

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Wells Drilled	183	162	-11.5%	(21)	636	413	-35.1%	(223)
Development	174	154	-11.5%	(20)	616	392	-36.4%	(224)
Exploration	9	8	-11.1%	(1)	20	21	5.0%	1
Operating Wells	9,831	9,450	-3.9%	(381)	9,876	9,562	-3.2%	(314)
Crude oil	6,468	6,044	-6.5%	(424)	6,533	6,266	-4.1%	(267)
Non-Associated Gas	3,363	3,406	1.3%	43	3,343	3,296	-1.4%	(47)

PEMEX Preliminary Results as of September 30, 2014		4 / 20
www.pemex.com

PEMEX

PEMEX Average Operating Drilling Rigs

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Total	165	115	-30.0%	(49)	161	121	-24.7%	(40)
Exploration	23	14	-37.1%	(8)	21	15	-27.6%	(6)
Development	142	101	-28.9%	(41)	140	106	-24.3%	(34)

PEMEX Crude Oil Processing

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Total processed (Mbd)	1,196	1,176	-1.6%	(20)	1,243	1,175	-5.5%	(69)
Light Crude	718	696	-3.1%	(22)	748	674	-9.9%	(74)
Heavy Crude	478	481	0.6%	3	495	500	1.1%	5
Light Crude / Total Processed	60.0%	58.2%		(1.8)	60.2%	57.4%		(2.8)
Heavy Crude / Total Processed	40.0%	41.8%		1.8	39.8%	42.6%		2.8
Use of primary distillation capacity	71.5%	70.5%		(0.9)	74.3%	70.7%		(3.6)

PEMEX Petroleum Products Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Total production (Mbd)	1,361	1,329	-2.4%	(32)	1,402	1,353	-3.5%	(49)
Automotive gasolines	437	421	-3.8%	(16)	441	435	-1.5%	(7)
Fuel oil	258	283	9.5%	25	280	267	-4.6%	(13)
Diesel	305	285	-6.5%	(20)	316	291	-7.7%	(24)
LPG	208	203	-2.7%	(6)	207	209	0.8%	2
Jet Fuel	57	53	-7.7%	(4)	60	56	-6.8%	(4)
Other (1)	96	85	-11.4%	(11)	98	96	-2.8%	(3)

(1)	Includesparaffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.
Note: As of September 30, 2014 PEMEX had 10,716 service stations.

PEMEX Preliminary Results as of September 30, 2014		5 / 20
www.pemex.com

PEMEX

PEMEX Natural Gas Processing and Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Natural Gas Processing (MMcfd)	4,471	4,347	-2.8%	(124)	4,402	4,347	-1.2%	(54)
Sour Wet Gas	3,409	3,348	-1.8%	(62)	3,303	3,365	1.9%	62
Sweet Wet Gas	1,061	999	-5.8%	(62)	1,099	983	-10.6%	(116)
Condensates Processing (Mbd)	48.0	48.6	1.3%	0.6	45.9	48.6	5.9%	2.7
Production
Dry gas from plants (MMcfd)	3,755	3,638	-3.1%	(116)	3,705	3,634	-1.9%	(71)
Natural gas liquids (Mbd)	368	363	-1.4%	(5)	361	366	1.5%	5

PEMEX Preliminary Results as of September 30, 2014		6 / 20
www.pemex.com

PEMEX

PEMEX Production of Petrochemicals

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Total production	1,412	1,244	-11.9%	(168)	4,164	4,051	-2.7%	(113)
Basic (Mt)	126	111	-12.1%	(15)	366	321	-12.3%	(45)
Heptane	1.4	0.8	-39.2%	(0.5)	2.7	3.0	10.3%	0.3
Hexane	7	7	2.3%	0	12	19	57.1%	7
Pentanes	4	5	30.6%	1.2	11	13	20.0%	2
Carbon black	106	90	-15.7%	(17)	320	263	-17.7%	(57)
Butane	7	8	9.1%	1	21	23	12.5%	3
Secondary (Mt)	1,286	1,133	-11.8%	(152)	3,798	3,730	-1.8%	(68)
Methane Derivatives	350	289	-17.5%	(61)	1,040	999	-4.0%	(41)
Ammonia	228	175	-23.2%	(53)	698	646	-7.4%	(52)
Carbon dioxide	86	69	-20.4%	(18)	228	218	-4.4%	(10)
Methanol	35	45	26.7%	9	115	135	17.7%	20
Ethane Derivatives	248	235	-5.2%	(13)	890	779	-12.5%	(111)
Vinyl chloride	35	—	—	(35)	108	—	—	(108)
Dichloroethane	0.03	—	—	(0.03)	0.1	—	—	(0.06)
Ethylene	1	8	449.0%	6	3	15	331.5%	11
Ethylene glycol	45	25	-45.6%	(21)	133	105	-20.7%	(27)
Impure glycol	0.6	0.8	32.3%	0.2	2.3	2.3	-2.0%	(0.0)
Pure monoethylene glycol	2	3	89.9%	1.4	7	9	28.4%	2
Ethylene oxide	53	51	-3.9%	(2.1)	184	182	-0.7%	(1)
High density polyethylene	27	38	37.9%	10	122	120	-1.7%	(2)
Low density polyethylene	62	62	0.4%	0	197	185	-5.8%	(11)
Linear low density polyethylene	22	48	117.7%	26	135	161	19.2%	26
Aromatics and Derivatives	175	149	-15.0%	(26)	403	491	21.7%	87
Aromine 100	2	3	75.2%	1	3	11	306.9%	8
Benzene	6.3	5.8	-8.2%	(0.5)	6.4	6.2	-3.4%	(0.2)
Styrene	8	18	120.9%	10	48	84	76.3%	37
Fluxoil	0.6	0.6	1.1%	0.0	2	3	67.8%	1
High octane hydrocarbon	112	75	-33.0%	(37)	233	250	7.4%	17
Toluene	18	18	-2.5%	(0)	49	55	13.1%	6
Xylenes	28	28	1.0%	0	63	82	29.4%	19
Propylene and Derivatives	112	136	21.1%	24	315	384	21.9%	69
Hydrocyanic acid	0.8	1.5	75.9%	0.6	2.7	3.9	43.5%	1.2
Acrylonitrile	9	14	62.5%	5	29	39	36.5%	10
Propylene	103	120	17.1%	18	283	341	20.3%	57
Other	400	325	-18.9%	(76)	1,150	1,078	-6.3%	(73)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Preliminary Results as of September 30, 2014		7 / 20
www.pemex.com

PEMEX

PEMEX Industrial Safety and Environmental Protection

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Frequency Index (1)	0.52	0.47	-9.6%	(0.05)	0.64	0.40	-37.8%	(0.24)
Severity Index (2)	38	29	-23.8%	(9)	32	21	-35.1%	(11)
Sulfur Oxide Emissions (Mt)	125	140	11.9%	15	330	429	30.3%	100
Reused Water / Use	0.17	0.14	-15.1%	(0.03)	0.16	0.14	-10.3%	(0.02)

(1)	Number of lost-time injuries by MMmh risk exposure.
(2)	Total days lost by MMmh risk exposure.
Note: MMmh stands for millon man-hours.

PEMEX Volume of Domestic Sales

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Dry natural gas (MMcfd)	3,603	3,564	-1.1%	(39)	3,527	3,479	-1.4%	(48)
Petroleum products (Mbd)	1,766	1,708	-3.3%	(58)	1,795	1,700	-5.3%	(95)
Automotive gasolines	778	769	-1.2%	(9)	783	771	-1.4%	(11)
Fuel oil	217	150	-30.9%	(67)	212	127	-40.3%	(85)
Diesel	378	387	2.5%	9	393	386	-1.7%	(7)
LPG	268	264	-1.5%	(4)	277	274	-0.9%	(3)
Jet fuel	62	67	7.4%	5	62	67	7.0%	4
Other	64	72	13.0%	8	69	76	9.4%	6
Petrochemical products (Mt)	955	1,010	5.7%	54	2,995	3,157	5.4%	162

PEMEX Preliminary Results as of September 30, 2014		8 / 20
www.pemex.com

PEMEX

PEMEX Volume of Exports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Crude oil (Mbd)	1,187	1,096	-7.6%	(91)	1,173	1,122	-4.4%	(51)
Maya(2)	1,006	919	-8.7%	(87)	980	909	-7.3%	(71)
Istmo	105	104	-0.7%	(1)	88	126	42.9%	38
Olmeca	76	73	-3.6%	(3)	105	87	-16.8%	(18)
Dry natural gas (MMcfd)(3)	6	4	-27.8%	(2)	2	4	81.3%	2
Petroleum products (Mbd)	162	185	14.1%	23	180	191	5.7%	10
Fuel oil	77	107	38.5%	30	79	119	50.7%	40
Jet fuel	—	—	—	—	1	—	-100.0%	(1)
Naftas	71	75	4.6%	3	74	67	-9.2%	(7)
Other	13	3	-75.6%	(10)	26	5	-82.8%	(22)
Petrochemical products (Mt)	200	74	-62.9%	(126)	476	343	-28.0%	(133)

(1)	Transactions conducted by P.M.I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Volume of Imports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Dry natural gas (MMcfd) (2)	1,355	1,406	3.8%	51	1,301	1,360	4.5%	59
Petroleum products (Mbd)	568	594	4.7%	27	585	593	1.5%	9
Automotive gasolines	338	349	3.2%	11	345	351	1.9%	6
Fuel oil	45	16	-65.6%	(30)	43	14	-68.0%	(29)
Diesel	103	129	24.7%	25	107	122	14.7%	16
LPG	56	65	17.0%	9	70	75	7.4%	5
Jet fuel	5	15	208.2%	8	3	9	248.9%	7
Naftas	20	21	2.5%	1	18	21	20.7%	4
Other	0.41	0.43	5.6%	0.02	0.48	0.45	-6.1%	(0.03)
Petrochemical products (Mt)	73	79	7.1%	5	228	253	11.3%	26

(1)	Transactions conducted by PMI.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of September 30, 2014		9 / 20
www.pemex.com

PEMEX

PEMEX Average Exchange Rates and Reference Data

		Third quarter (Jul.-Sep.)			Nine months ending Sep. 30,
	2013	2014	Change		2013	2014	Change
Mexican crude oil basket (USD/b)	100.53	92.08	-8.4%	(8.44)	100.69	93.86	-6.8%	(6.83)
Regular gasoline in the USCGM (USD¢/gal)	285.82	276.00	-3.4%	(9.82)	285.80	279.35	-2.3%	(6.45)
LPG price by Decree (MXN/t)	8.31	9.42	13.3%	1.11	8.11	9.21	13.5%	1.10
International reference LPG (MXN/t)	8.63	9.12	5.7%	0.49	8.06	8.97	11.3%	0.91
Natural gas (Henry Hub)(USD/MMBtu)	3.58	4.07	13.7%	0.49	3.67	4.57	24.5%	0.90

					Nine months ending Sep. 30,
					2013	2014	Change
MXN per USD					13.0119	13.4541	3.4%	0.44

PEMEX Consolidated Income Statement

		Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total sales	409,306	406,534	-0.7%	(2,772)	30,216	1,198,711	1,222,191	2.0%	23,480	90,842
Domestic sales	232,857	242,874	4.3%	10,017	18,052	678,578	715,710	5.5%	37,133	53,196
Exports	173,789	161,381	-7.1%	(12,408)	11,995	512,719	499,898	-2.5%	(12,820)	37,156
Services income	2,660	2,279	-14.3%	(381)	169	7,414	6,582	-11.2%	(832)	489
Cost of sales	202,246	204,319	1.0%	2,073	15,186	590,392	623,348	5.6%	32,956	46,331
Gross income	207,060	202,215	-2.3%	(4,845)	15,030	608,319	598,843	-1.6%	(9,475)	44,510
Other revenues (expenses)	17,880	1,518	-91.5%	(16,362)	113	80,661	25,734	-68.1%	(54,927)	1,913
IEPS accrued	22,520	9,815	-56.4%	(12,706)	729	79,324	40,693	-48.7%	(38,631)	3,025
Other	(4,641)	(8,297)	-78.8%	(3,656)	(617)	1,337	(14,959)	-1219.0%	(16,296)	(1,112)
Transportation and distribution expenses	8,232	7,832	-4.9%	(400)	582	23,731	23,155	-2.4%	(576)	1,721
Administrative expenses	24,425	25,814	5.7%	1,389	1,919	74,107	79,424	7.2%	5,317	5,903
Operating income (loss)	192,282	170,086	-11.5%	(22,196)	12,642	591,142	521,998	-11.7%	(69,143)	38,798
Total interest expense	(10,063)	(19,187)	-90.7%	(9,124)	(1,426)	(39,343)	(46,358)	-17.8%	(7,015)	(3,446)
Total interest income	8,349	(725)	-108.7%	(9,075)	54	14,042	8,719	-37.9%	(5,323)	648
Foreign exchange profit (loss)	(3,635)	(12,924)	-255.5%	(9,289)	(961)	303	(9,505)	-3239.6%	(9,808)	(706)
Profit sharing in non-consolidated subsidiaries and affiliates	(47)	—	100.0%	47	—	(155)	1,905	1332.8%	2,059	142
Income before taxes and duties	186,886	137,249	-26.6%	(49,637)	10,201	565,989	476,759	-15.8%	(89,230)	35,436
Taxes and duties	226,086	197,044	-12.8%	(29,041)	14,646	658,573	625,073	-5.1%	(33,501)	46,460
Duties over hydrocarbon extraction and other	224,577	198,443	-11.6%	(26,134)	14,750	652,164	620,101	-4.9%	(32,063)	46,090
Oil income tax	(122)	(1,760)	-1341.3%	(1,637)	(131)	1,873	2,928	56.3%	1,054	218
Income tax and other	1,631	361	-77.9%	(1,270)	27	4,536	2,044	-54.9%	(2,493)	152
Net income (loss)	(39,199)	(59,795)	-52.5%	(20,596)	(4,444)	(92,584)	(148,313)	-60.2%	(55,729)	(11,024)
Other comprehensive results	3,066	2,047	-33.2%	(1,019)	152	3,157	2,682	-15.1%	(476)	199
Investment in equity securities	2,748	(634)	-123.1%	(3,382)	(47)	3,337	785	-76.5%	(2,552)	58
Conversion effect	317	2,681	744.5%	2,364	199	(180)	1,879	1144.0%	2,059	140
Comprehensive income (loss)	(36,134)	(57,748)	-59.8%	(21,614)	(4,292)	(89,427)	(145,632)	-62.8%	(56,205)	(10,824)

PEMEX Preliminary Results as of September 30, 2014		10 / 20
www.pemex.com

PEMEX

PEMEX Financial Ratios

	Third quarter (Jul.-Sep.)			Nine months ending Sep. 30,
	2013	2014	Change	2013	2014	Change
Cost of sales / Total revenues (including negative IEPS credit)	46.8%	49.1%	2.2	46.2%	49.3%	3.2
D&A / Operating costs & expenses	16.3%	16.1%	(0.2)	16.3%	15.4%	(0.9)
Operating income / Total revenues (including negative IEPS credit)	44.5%	40.9%	(3.7)	46.3%	41.3%	(4.9)
Taxes and duties / Total revenues (including negative IEPS credit)	52.4%	47.3%	(5.0)	51.5%	49.5%	(2.0)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Interest expense	26.6	20.2	(6.4)	28.2	21.4	(6.7)

PEMEX Sales and Services Revenues

		Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million
Total revenues from sales and services	409,306	406,534	-0.7%	(2,772)	30,216	1,198,711	1,222,191	2.0%	23,480	90,842
Domestic sales (including negative IEPS recovery)	255,377	252,688	-1.1%	(2,689)	18,782	757,902	756,404	-0.2%	(1,498)	56,221
Domestic sales	232,857	242,874	4.3%	10,017	18,052	678,578	715,710	5.5%	37,133	53,196
Dry gas	18,855	15,864	-15.9%	(2,992)	1,179	52,807	62,051	17.5%	9,244	4,612
Petroleum products (including negative IEPS recovery)	230,323	229,964	-0.2%	(359)	17,093	684,534	672,799	-1.7%	(11,736)	50,007
Petroleum products	207,803	220,150	5.9%	12,346	16,363	605,210	632,105	4.4%	26,895	46,982
IEPS	22,520	9,815	-56.4%	(12,706)	729	79,324	40,693	-48.7%	(38,631)	3,025
Gasolines	102,373	110,021	7.5%	7,648	8,178	296,601	320,632	8.1%	24,030	23,832
Fuel oil	22,340	14,985	-32.9%	(7,355)	1,114	61,839	35,889	-42.0%	(25,951)	2,667
Diesel	52,121	58,275	11.8%	6,154	4,331	156,555	169,510	8.3%	12,955	12,599
LPG	17,189	19,380	12.8%	2,192	1,440	51,368	56,688	10.4%	5,320	4,213
Jet fuel	8,990	9,469	5.3%	479	704	26,443	28,527	7.9%	2,084	2,120
Other	4,791	8,019	67.4%	3,228	596	12,402	20,860	68.2%	8,457	1,550
Petrochemical products	6,198	6,861	10.7%	662	510	20,561	21,554	4.8%	993	1,602
Exports	173,789	161,381	-7.1%	(12,408)	11,995	512,719	499,898	-2.5%	(12,820)	37,156
Crude oil and condensates	143,125	121,651	-15.0%	(21,474)	9,042	412,240	376,833	-8.6%	(35,408)	28,009
Dry gas	23	15	-35.6%	(8)	1	27	52	93.0%	25	4
Petroleum products	30,127	39,289	30.4%	9,162	2,920	98,764	121,585	23.1%	22,821	9,037
Petrochemical products	366	386	5.4%	20	29	1,172	1,197	2.2%	26	89
Suphur	148	40	-73.2%	(108)	3	516	232	-55.1%	(284)	17
Services revenues	2,660	2,279	-14.3%	(381)	169	7,414	6,582	-11.2%	(832)	489

PEMEX Preliminary Results as of September 30, 2014		11 / 20
www.pemex.com

PEMEX

PEMEX Operating Costs and Expenses

		Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Operating costs and expenses	234,903	237,966	1.3%	3,063	17,687	688,230	725,927	5.5%	37,697	53,956
Cost of sales	202,246	204,319	1.0%	2,073	15,186	590,392	623,348	5.6%	32,956	46,331
Operating expenses	26,819	30,135	12.4%	3,315	2,240	77,492	82,232	6%	4,740	6,112
Purchases for resale	90,886	92,644	1.9%	1,758	6,886	268,308	280,448	5%	12,140	20,845
Other	84,540	81,540	-3.5%	(3,000)	6,061	244,592	260,667	7%	16,075	19,375
Transportation and distribution expenses	8,232	7,832	-4.9%	(400)	582	23,731	23,155	-2.4%	(576)	1,721
Administrative expenses	24,425	25,814	5.7%	1,389	1,919	74,107	79,424	7.2%	5,317	5,903
Net cost for the period of employee benefits	30,688	29,562	-3.7%	(1,127)	2,197	92,065	88,673	-3.7%	(3,392)	6,591
Depreciation and amortization expenses	38,382	38,412	0.1%	30	2,855	111,906	111,586	-0.3%	(320)	8,294

Note: “Other” includes depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX Interest expense & interest income

		Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total interest expense	(10,063)	(19,187)	-90.7%	(9,124)	(1,426)	(39,343)	(46,358)	-17.8%	(7,015)	(3,446)
Interest expense	(9,817)	(11,780)	-20.0%	(1,964)	(876)	(28,230)	(33,767)	-19.6%	(5,537)	(2,510)
Income (cost) by financial derivatives	(247)	(7,406)	-2903.5%	(7,160)	(550)	(11,113)	(12,591)	-13.3%	(1,478)	(936)
Total interest income	8,349	(725)	-108.7%	(9,075)	(54)	14,042	8,719	-37.9%	(5,323)	648
Interest income	587	544	-7.3%	(43)	40	1,753	1,772	1.1%	19	132
Income (cost) by financial derivatives	7,762	(1,270)	-116.4%	(9,032)	(94)	12,289	6,947	-43.5%	(5,342)	516

PEMEX Taxes and Duties

		Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total Taxes and Duties	226,086	197,044	-12.8%	(29,041)	14,646	658,573	625,073	-5.1%	(33,501)	46,460
Hydrocarbons Extraction Duties and other	224,577	198,443	-11.6%	(26,134)	14,750	652,164	620,101	-4.9%	(32,063)	46,090
Ordinary Hydrocarbons Duty	189,017	167,888	-11.2%	(21,129)	12,479	547,923	525,115	-4.2%	(22,807)	39,030
Special Hydrocarbons Duty	1,158	740	-36.1%	(418)	55	3,689	2,323	-37.0%	(1,366)	173
Extraction of Hydrocarbons Duty	1,332	1,027	-22.9%	(305)	76	4,153	3,112	-25.1%	(1,040)	231
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	100	89	-10.9%	(11)	7	291	278	-4.5%	(13)	21
Duty for the Fund of Scientific and Technological Research on Energy	2,170	1,935	-10.8%	(235)	144	6,310	6,024	-4.5%	(286)	448
Duty for Oil Monitoring	10.0	8.9	-10.8%	(1.1)	0.7	29.1	27.8	-4.5%	(1.3)	2.1
Hydrocarbons Duty for the Stabilization Fund	27,416	25,393	-7.4%	(2,022)	1,887	80,008	78,083	-2.4%	(1,926)	5,804
Extraordinary Duty on Crude Oil Exports	2,814	1,190	-57.7%	(1,625)	88	7,962	4,581	-42.5%	(3,381)	340
Additional Duty on Hydrocarbons	560	171	-69.4%	(389)	13	1,800	558	-69.0%	(1,242)	41
Crude Oil Income Tax	(122)	(1,760)	-1,341.3%	(1,637)	(131)	1,873	2,928	56.3%	1,054	218
Income Tax and other	1,631	361	-77.9%	(1,270)	27	4,536	2,044	-54.9%	(2,493)	152

PEMEX Preliminary Results as of September 30, 2014		12 / 20
www.pemex.com

PEMEX

PEMEX Selected Indices

	As of September 30,
Pemex—Exploration and Production	2013	2014	Change	2014
				(USD/boe)
Total sales / Hydrocarbons production (MXN/boe)	954.8	906.0	(48.8)	67.3
Operating income / Hydrocarbons production (MXN/boe)	687.8	610.3	(77.5)	45.4
Net income / Hydrocarbons production (MXN/boe)	28.1	(65.0)	(93.1)	(4.8)
Taxes and duties / Operating income (%)	95.2%	103.5%	8.3

PEMEX Preliminary Results as of September 30, 2014		13 / 20
www.pemex.com

PEMEX

PEMEX Consolidated Balance Sheet

	As of December 31,	As of September 30,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total assets	2,047,390	2,076,700	1.4%	29,310	154,354
Current assets	266,914	277,241	3.9%	10,327	20,606
Cash and cash equivalents	80,746	98,188	21.6%	17,442	7,298
Accounts, notes receivable and other	122,512	127,879	4.4%	5,367	9,505
Inventories	56,914	49,274	-13.4%	(7,641)	3,662
Derivative financial instruments	6,742	1,900	-71.8%	(4,841)	141
Investments available for sale	17,729	6,275	-64.6%	(11,453)	466
Permanent investment in shares of associates	16,780	21,448	27.8%	4,669	1,594
Property, plant and equipment	1,721,579	1,746,347	1.4%	24,768	129,800
Deferred taxes	2,493	1,511	-39.4%	(982)	112
Restricted cash	7,702	6,295	-18.3%	(1,407)	468
Other assets	14,195	17,582	23.9%	3,388	1,307

Total liabilities	2,232,637	2,408,815	7.9%	176,178	179,039
Current liabilities	259,191	263,757	1.8%	4,566	19,604
Short-term debt	90,677	128,103	41.3%	37,426	9,521
Suppliers	106,745	62,224	-41.7%	(44,521)	4,625
Accounts and accrued expenses payable	14,195	15,774	11.1%	1,579	1,172
Financial Instruments	6,284	11,628	85.0%	5,343	864
Taxes and duties payable	41,289	46,028	11.5%	4,738	3,421
Long-term liabilities	1,973,446	2,145,059	8.7%	171,612	159,435
Long-term debt	750,563	867,482	15.6%	116,918	64,477
Employee benefits	1,119,208	1,173,886	4.9%	54,678	87,251
Provision for diverse credits	69,209	72,265	4.4%	3,056	5,371
Other liabilities	7,406	6,470	-12.6%	(935)	481
Deferred taxes	27,060	24,955	-7.8%	(2,104)	1,855
Total equity	(185,247)	(332,115)	79.3%	(146,868)	(24,685)
Holding	(185,751)	(332,421)	79.0%	(146,670)	(24,708)
Certificates of contribution “A”	114,605	114,605	0.0%	—	8,518
Federal Government Contributions	115,314	113,731	-1.4%	(1,583)	8,453
Legal Reserve	1,002	1,002	0.0%	—	74
Comprehensive accumulated results	(129,066)	(126,393)	-2.1%	2,672	(9,394)
Retained earnings (accumulated losses)	(287,606)	(435,365)	51.4%	(147,759)	(32,359)
From prior years	(117,740)	(287,606)	144.3%	(169,866)	(21,377)
For the year	(169,866)	(147,759)	-13.0%	22,106	(10,982)
Participation of non-holding entities	504	306	-39.3%	(198)	23
Total liabilities and equity	2,047,390	2,076,700	1.4%	29,310	154,354

PEMEX Preliminary Results as of September 30, 2014		14 / 20
www.pemex.com

PEMEX

PEMEX Selected Financial Indices

	As of Dec. 31, 2013	As of September 30, 2014	Change
Property, plant and equipment / Assets	84.1%	84.1%	0.0
Debt / Total liabilities and equity	41.1%	47.9%	6.9
Working capital (MXN million)	7,723	13,485	5,762

PEMEX Consolidated Total Debt

	As of Dec. 31, 2013	As of September 30, 2014	Change		2014
		(MXN million)			(USD million)
Total debt	841,240	995,585	18.3%	154,344	73,999
Short-term	90,677	128,103	41.3%	37,426	9,521
Long-term	750,563	867,482	15.6%	116,918	64,477
Cash and cash equivalents	80,746	98,188	21.6%	17,442	7,298
Total net debt	760,495	897,397	18.0%	136,902	66,701

PEMEX Preliminary Results as of September 30, 2014		15 / 20
www.pemex.com

PEMEX

PEMEX Debt Maturity Profile

	As of September 30, 2014
	(MXN million)	(USD million)
Total debt	995,585	73,999
In Mexican pesos	236,013	17,542
2014	3,285	244
January 2015 - June 2015	19,710	1,465
July 2015 - June 2016	21,590	1,605
July 2016 - June 2017	11,081	824
July 2017 - June 2018	19,450	1,446
2018 and forward	160,898	11,959
Other Currencies	759,572	56,457
2014	65,135	4,841
January 2015 - June 2015	39,973	2,971
July 2015 - June 2016	65,791	4,890
July 2016 - June 2017	44,005	3,271
July 2017 - June 2018	77,479	5,759
2018 and forward	467,189	34,725

PEMEX Exposure of Debt Principal(1)

	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,
	2013	2014	2013	2014	2013	2014
	By currency		At fixed rate		At floating rate
Total	100.0%	100.0%	71.9%	73.7%	28.1%	26.3%
USD	79.0%	76.6%	77.9%	78.8%	22.1%	21.2%
MXN	20.4%	22.3%	51.0%	55.1%	49.0%	44.9%
EUR	0.6%	0.0%	0.0%	100.0%	100.0%	0.0%
JPY	0.0%	0.0%	0.0%	0.0%	100.0%	100.0%
UDIs	0.0%	1.1%	0.0%	100.0%	100.0%	0.0%

(1)	Includes derivative financial instruments.

PEMEX Preliminary Results as of September 30, 2014		16 / 20
www.pemex.com

PEMEX

PEMEX Derivative Financial Instruments

	As of December 31,	As of September 30,
	2013	2014	Change	2014
	(MXN million)			(US$MM)
Derivative financial instruments linked to debt and assets
Mark to market (MXN million)	260	(9,666)	(9,926)	(718)
Interest rate swaps	100	17	(83)	1
Cross currency swaps	(2,229)	(8,618)	(6,389)	(641)
Extinguishing cross currency swaps	1,843	(1,066)	(2,909)	(79)
Assets swaps	545	—	(545)	—
Face value (MXN million)	175,897	174,307	(1,590)	12,956
Interest rate swaps	9,807	9,586	(221)	713
Cross currency swaps	127,733	149,297	21,564	11,097
Extinguishing cross currency swaps	16,605	15,424	(1,181)	1,146
Assets swaps	21,751	—	(21,751)	—

Natural gas derivative financial instruments
Mark to market (MXN million)	1.9	2.5	0.6	0.2
Long swaps	(4.0)	(1.8)	2.2	(0.1)
Short swaps	5.7	4.3	(1.5)	0.3
Long options	24	8	(16)	1
Short options	(24)	(8)	16	(1)
Volume (MMBtu)	—	—	—	—
Long swaps	1,719,290	2,431,847	712,557	180,751
Short swaps	(1,719,290)	(2,431,847)	(712,557)	(180,751)
Long options	6,954,264	3,218,366	(3,735,898)	239,211
Short options	(6,954,264)	(3,218,366)	3,735,898	(239,211)

Crude oil and petroleum products derivative financial instruments classified as cash and cash equivalents for accounting purposes due to high liquidity
Mark to market (MXN million)	(176)	249	425	19
Stock market futures	(118)	38	155	3
Stock market swaps	(58)	212	270	16
Net volume (MM barrels)	(5.8)	(5.4)	0.4	(0.4)
Stock market futures	(1.8)	(1.3)	0.5	(0.1)
Stock market futures	(4.0)	(4.1)	(0.1)	(0.3)

Derivative financial instruments fo PMI
Mark to market (MXN million)	195	(64)	(259)	(5)
Interest rate swaps OTC markets	(64)	(64)	1	(5)
Forward exchange rate in OTC markets	158	—	(158)	—
Stock options	101	—	(101)	—
Face value (MXN million)	12,768	1,592	(11,176)	118
Interest rate swaps OTC markets	1,672	1,592	(80)	118
Forward exchange rate in OTC markets	4,801	—	(4,801)	—
Stock options	6,295	—	(6,295)	—

Note: the fair value of the Derivative Financial Instruments has been adjusted in accordance with International Financial Reporting Standards (IFRS).

PEMEX Preliminary Results as of September 30, 2014		17 / 20
www.pemex.com

PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of September 30,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Operating Activities
Net income (loss)	(92,584)	(147,966)	-59.8%	(55,382)	(10,998)
Items related to investing activities	122,686	139,270	13.5%	16,584	10,351
Depreciation and amortization	111,906	111,586	-0.3%	(320)	8,294
Impairment of properties, plant and equipment	—	14,887	0.0%	14,887	1,107
Unsuccessful wells	8,437	9,376	11.1%	939	697
Retirement of property, plant and equipment	5,429	4,697	-13.5%	(732)	349
Profit (loss) from sale of fixed asset	(2,354)	—	100.0%	2,354	—
Realized profit (loss) by investments in equity securities	(129)	189	246.1%	318	14
Profit sharing in non-consolidated subsidiaries and affiliates	155	(1,905)	-1332.8%	(2,059)	(142)
Dividends received	(914)	(504)	44.8%	410	(37)
Effects of net present value of reserve for well abandonment	157	945	503.0%	788	70
Activities related to financing activities	26,266	45,282	72.4%	19,016	3,366
Amortization of primes, discounts, profits and debt issuance expenses	(502)	122	124.3%	623	9
Interest expense (income)	28,266	33,490	18.5%	5,224	2,489
Unrealized loss (gain) from foreign exchange fluctuations	(1,499)	11,670	878.7%	13,169	867
Subtotal	56,368	36,585	-35.1%	(19,782)	2,719
Funds provided by (used in) operating activities	83,950	18,627	-77.8%	(65,323)	1,384
Financial instruments for negotiation	(439)	10,185	2418.6%	10,624	757
Accounts and notes receivable	10,052	(3,792)	-137.7%	(13,845)	(282)
Inventories	17,705	7,641	-56.8%	(10,064)	568
Other assets	(9,771)	(11,951)	-22.3%	(2,180)	(888)
Accounts payable and accrued expenses	2,120	1,579	-25.5%	(540)	117
Taxes paid	8,310	4,738	-43.0%	(3,572)	352
Suppliers	(5,935)	(44,521)	-650.2%	(38,587)	(3,309)
Provision for diverse credits	4,018	1,176	-70.7%	(2,842)	87
Employees benefits	58,984	54,696	-7.3%	(4,288)	4,065
Deferred taxes	(1,093)	(1,123)	-2.7%	(29)	(83)
Net cash flow from operating activities	140,318	55,212	-60.7%	(85,106)	4,104
Investing activities
Acquisition of property, plant and equipment	(140,719)	(152,730)	-8.5%	(12,012)	(11,352)
Exploration expenses	(630)	(812)	-28.9%	(182)	(60)
Investment in securities	(208)	(2,448)	-1074.6%	(2,239)	(182)
Dividends received	—	336	0.0%	336	25
Equity securities	2,870	12,735	343.8%	9,865	947
Net cash flow from investing activities	(138,688)	(142,919)	-3.1%	(4,231)	(10,623)
Cash needs related to financing activities	1,630	(87,707)	-5479.5%	(89,337)	(6,519)
Financing activities	—	—	0.0%	—	—
Increase of contributions from the Federal Government	1,210	2,000	65.2%	790	149
Decrease of contributions from the Federal Government	—	(3,583)	0.0%	(3,583)	(266)
Loans obtained from financial institutions	178,796	227,801	27.4%	49,005	16,932
Amortization of loans	(159,354)	(89,191)	44.0%	70,164	(6,629)
Interest paid	(27,570)	(32,756)	-18.8%	(5,186)	(2,435)
Net cash flow from financing activities	(6,918)	104,271	1607.3%	111,189	7,750
Net Increase (decrease) in cash and cash equivalents	(5,287)	16,565	413.3%	21,852	1,231
Effect of change in cash value	154	877	468.2%	723	65
Cash and cash equiv . at the beginning of the period	119,235	80,746	-32.3%	(38,489)	6,002
Cash and cash equivalents at the end of the period	114,102	98,188	-13.9%	(15,914)	7,298

PEMEX Preliminary Results as of September 30, 2014		18 / 20
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PEMEX

PEMEX EBITDA Reconciliation

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Net loss	(39,199)	(59,795)	-52.5%	(20,596)	(4,444)	(92,584)	(148,313)	-60.2%	(55,729)	(11,024)
+ Taxes and duties	226,086	197,044	-12.8%	(29,041)	14,646	658,573	625,073	-5.1%	(33,501)	46,460
- Total interest expense	(10,063)	(19,187)	-90.7%	(9,124)	(1,426)	(39,343)	(46,358)	-17.8%	(7,015)	(3,446)
- Total interest income	8,349	(725)	-108.7%	(9,075)	(54)	14,042	8,719	-37.9%	(5,323)	648
- Foreign exchange fluctuation	(3,635)	(12,924)	-255.5%	(9,289)	(961)	303	(9,505)	-3239.6%	(9,808)	(706)
+ Depreciation and amortization	38,382	38,412	0.1%	30	2,855	111,906	111,586	-0.3%	(320)	8,294
+ Net cost for the period of employee benefits	30,688	29,562	-3.7%	(1,127)	2,197	92,065	88,673	-3.7%	(3,392)	6,591

EBITDA	261,306	238,059	-8.9%	(23,246)	17,694	794,958	724,162	-8.9%	(70,796)	53,825

PEMEX Preliminary Results as of September 30, 2014		19 / 20
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PEMEX

PEMEX Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Commercial entities	Petróleos Mexicanos and Subsidiary Companies	Intersegment eliminations	Total
				(MXN million)
Nine months ending Sep. 30, 2014
Total sales	889,650	637,347	187,562	33,686	824,070	52,392	(1,402,169)	1,222,538
External clients	—	572,383	121,774	21,554	500,245	—	—	1,215,956
Intersegment	889,650	61,908	65,789	12,132	323,249	48,903	(1,401,631)	—
Revenues from services	—	3,056	—	—	575	3,489	(538)	6,582
Depreciation and amortization	95,087	8,519	5,296	2,024	61	599	—	111,586
Cost of the reserve for employee benefits	27,409	27,696	6,772	8,391	126	18,278	—	88,673
Gross income (loss)	644,088	(69,468)	7,816	(2,528)	8,742	50,206	(39,666)	599,190
Operating income (loss)	599,261	(78,345)	(2,770)	(13,235)	7,724	9,681	28	522,345
Total interest expense	(47,136)	(7,493)	(341)	(48)	(1,181)	(60,453)	70,293	(46,358)
Total interest income	10,925	230	2,142	115	1,730	63,868	(70,291)	8,719
Foreign exchange profit (loss)	(6,940)	(801)	(25)	(4)	(73)	(1,663)	—	(9,505)
Taxes and duties	620,101	—	(436)	—	1,889	3,519	—	625,073
Net income (loss)	(63,826)	(86,408)	(258)	(13,172)	7,707	(144,774)	152,765	(147,966)

As of September 30, 2014
Total assets	1,886,420	529,587	212,743	110,559	124,904	1,734,086	(2,521,598)	2,076,700
Current assets	538,906	263,427	108,553	70,069	107,131	466,886	(1,277,732)	277,241
Investments available for sale	—	—	—	—	—	6,275	—	6,275
Investment in securities of associeted companies	1,353	488	4,549	—	9,443	382,345	(376,731)	21,448
Property, plant and equipment	1,325,762	263,903	98,911	39,524	2,141	16,107	—	1,746,347
Total liabilities	1,456,080	710,208	141,752	120,323	88,528	2,036,705	(2,144,781)	2,408,815
Current liabilities	187,350	305,643	29,646	7,501	80,651	921,986	(1,269,020)	263,757
Long-term liabilities	1,268,731	404,565	112,106	112,823	7,877	1,114,719	(875,761)	2,145,059
Equity	430,340	(180,621)	70,991	(9,765)	36,376	(302,619)	(376,817)	(332,115)

Nine months ending Sep. 30, 2013
Total sales	950,765	607,072	161,499	30,967	814,897	45,918	(1,412,408)	1,198,710
External clients	—	552,728	105,289	20,561	512,718	—	—	1,191,296
Intersegment	950,765	51,364	54,738	10,407	301,502	42,647	(1,411,423)	—
Revenues from services	—	2,980	1,471	—	676	3,271	(984)	7,414
Depreciation and amortization	96,650	7,571	5,228	1,891	7	559	—	111,906
Cost of the reserve for employee benefits	29,239	29,897	7,097	8,871	137	16,824	—	92,065
Gross income (loss)	715,021	(132,025)	13,244	(1,603)	12,934	43,865	(43,118)	608,318
Operating income (loss)	684,868	(100,866)	2,724	(10,799)	10,072	5,110	33	591,141
Total interest expense	(37,688)	(20,855)	(525)	(47)	(2,745)	(77,506)	100,024	(39,343)
Total interest income	33,105	262	5,193	594	2,660	72,274	(100,047)	14,042
Foreign exchange profit (loss)	(222)	822	(109)	24	(67)	(145)	—	303
Taxes and duties	652,164	—	2,575	17	4,248	(430)	—	658,573
Net income (loss)	28,022	(120,638)	5,275	(10,244)	4,758	(91,333)	91,575	(92,584)

As of December 31, 2013
Total assets	1,837,047	529,768	221,866	111,818	1,688,293	(2,463,518)	—	1,925,274
Current assets	502,903	274,765	115,252	72,066	497,732	(1,302,214)	—	160,503
Investments available for sale	—	—	—	—	17,728	—	—	17,728
Investment in securities of associeted companies	1,189	488	4,294	—	419,817	(416,028)	—	9,761
Property, plant and equipment	1,315,399	253,118	101,514	39,009	10,556	—	—	1,719,596
Total liabilities	1,342,979	740,781	144,252	113,697	1,847,936	(2,047,362)	—	2,142,282
Current liabilities	213,952	352,933	35,977	6,145	863,145	(1,294,772)	—	177,381
Long-term liabilities	1,129,026	387,848	108,275	107,551	984,790	(752,590)	—	1,964,901
Equity	494,068	(211,013)	77,614	(1,879)	(159,642)	(416,156)	—	(217,008)

Investor Relations

(+52 55) 1944 - 9700

ri@pemex.com

@ PEMEX_RI

PEMEX Preliminary Results as of September 30, 2014		20 / 20
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez Associate Managing Director of Finance

Date: November 5, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the Secondary Legislation;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.